Exhibit H- I



             Form of Notice of Proposed Transactions

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-        ; File No. 70-      )
Filings Under the Public Utility Holding Company Act of 1935 ("Act") ENTERGY GULF STATES, INC. ("COMPANY")
______, 2000

NOTICE OF PROPOSAL (A) TO ISSUE AND SELL FIRST MORTGAGE BONDS ("BONDS"), INCLUDING BONDS OF THE MEDIUM-TERM NOTE SERIES ("MTNS"), AND/OR DEBENTURES ("DEBENTURES") ANY OF WHICH MAY BE SUPPORTED BY INSURANCE, AND/OR PREFERRED STOCK, CUMULATIVE, $100 PAR VALUE AND/OR PREFERRED STOCK, CUMULATIVE, WITHOUT PAR VALUE ("PREFERRED"), PREFERENCE STOCK, WITHOUT PAR VALUE ("PREFERENCE"), AND/OR PREFERRED SECURITIES OF A SPECIAL PURPOSE PARTNERSHIP OR TRUST CREATED BY THE COMPANY ("ENTITY INTERESTS"), AND (B) TO ENTER INTO ARRANGEMENTS FOR THE ISSUANCE OF TAX-EXEMPT BONDS, WHICH MAY BE SECURED OR SUPPORTED BY BONDS OR MTNS OF THE COMPANY AND/OR BANK LETTERS OF CREDIT AND/OR INSURANCE ARRANGED FOR BY THE COMPANY, WITH THE AGGREGATE PRINCIPAL AMOUNT OF ALL SECURITIES DESCRIBED IN (A) AND (B) ("SECURITIES") UP TO $2.2 BILLION, AND (C) TO ACQUIRE BY REDEMPTION, PURCHASE OR OTHERWISE OUTSTANDING TAX-EXEMPT BONDS ISSUED FOR THE BENEFIT OF THE COMPANY.

          Notice is hereby given that the following filings(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declarations(s) for complete statements of the proposed transactions(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declarations(s) should submit their views in writing by October __, 2000 to the Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

          Entergy Gulf States, Inc. ("EGS"), 350 Pine Street, Beaumont, Texas 77701, an electric utility subsidiary of Entergy Corporation, a registered holding company, has filed an application-declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(d) of the Act and Rules 23, 24, 42, and 44 thereunder. EGS proposes to issue and sell and/or arrange for the issuance and sale of securities on its behalf in an aggregate principal amount, par value or stated amount of $2.2 billion as described below.

          EGS proposes to issue and sell one or more new series of its first mortgage bonds ("Bonds") and/or one or more new sub-series of the medium term note series of its first mortgage bonds ("MTNs") and/or one or more new series of its debentures ("Debentures") from time to time through December 31, 2005. The Bonds would be issued under EGS' Indenture of Mortgage, dated as of September 1, 1926 and be secured pari passu with EGS' other first mortgage bonds. The medium term note series of first mortgage bonds was created in the Fifty-seventh Supplemental Indenture to EGS' mortgage and is secured pari passu with other first mortgage bonds issued thereunder. Debentures may be secured or unsecured. Each series of Bonds, sub-series of MTNs and/or series of Debentures will be sold at such price, will bear interest at such rate or rates and will mature on such date (not more than 50 years from the first day of the month of issuance) and have such other terms as will be determined at the time of sale. No series of Bonds, MTNs or Debentures will be sold if the interest rate thereon would exceed 15% per annum. The price, exclusive of accrued interest, to be paid for each series of Bonds, MTNs and/or Debentures sold at competitive bidding will be within a range of 95% to 105% of the principal amount of such series or sub-series. EGS may provide an insurance policy for one or more series of its Bonds, MTNs and/or Debentures.

          EGS further proposes to issue and sell, from time to time through December 31, 2005, one or more new series of its preferred stock, cumulative, $100 par value, its preferred stock, cumulative, without par value (collectively, "Preferred") and/or its preference stock, without par value, ("Preference") and/or preferred securities of special purpose subsidiaries ("Entity Interests"). The price, exclusive of accumulated dividends, and the dividend rate for each series of Preferred, Preference and/or Entity Interests will be determined at the time of sale. The price to be paid for any series of Preferred and/or Preference to be sold at competitive bidding will be not less than par or stated value and not more than 105% thereof per share plus accumulated dividends, if any. The price to be paid for any series of Entity Interests to be sold at competitive bidding will be within a range of from 95% to 105% of the stated value thereof. No series of Preferred, Preference or Entity Interests would be sold if the dividend rate thereon would exceed 15% per annum. Depending upon market conditions, EGS may sell one or more series of Preferred having a par value of $100 to underwriters for deposit with a bank or trust company ("Depositary"). The underwriters would then receive from the Depositary and deliver to the repurchasers in the subsequent public offering shares of depositary preferred stock ("Depositary Preferred"), each representing a stated fraction of a share of the new series of Preferred. Depositary Preferred would be evidenced by depositary receipts. Each owner of Depositary Preferred would be entitled proportionally to all the rights and preferences of the series of Preferred (including dividend, redemption and voting rights). A holder of Depositary Preferred will be entitled to surrender Depositary Preferred to the Depositary and receive the number of whole shares of Preferred represented thereby. A holder of Preferred will be entitled to surrender shares of Preferred to the Depositary and receive a proportional amount of Depositary Preferred.

          EGS may issue one or more series of subordinated debentures ("Entity Subordinated Debentures") to the issuer of the Entity Interests (the "Issuing Entity"). The aggregate principal amount of the Entity Subordinated Debentures is not included in the aggregate principal amount, par value or stated amount specified for the Securities in the caption above, but would not exceed the aggregate stated amount of the Entity Interests (together with EGS' equity contribution relating thereto) to which such Entity Subordinated Debentures relate.

          EGS proposes to use the net proceeds derived from the issuance and sale of Bonds, MTNs, Debentures, Entity Interests, Preferred and/or Preference for general corporate purposes, including, but not limited to, the conduct of its business as an electric and gas utility, the repayment of outstanding securities when due and/or the possible redemption, acquisition or refunding of certain outstanding securities prior to their stated maturity or due date.

          EGS states that it may sell the Bonds, MTNs, Debentures, Entity Interests, Preferred and/or Preference pursuant to competitive bidding, or, in the event that EGS determines that it would be advantageous, by a negotiated public offering or private placement thereof and/or a sale in the case of MTNs by means of agency arrangements, or by direct placement with purchasers.

          EGS also proposes to enter into arrangements for the issuance and sale of tax-exempt bonds ("Tax-Exempt Bonds") and in connection therewith, EGS proposes, from time to time through December 31, 2005, to enter into one or more arrangements and/or supplements thereto (each a "Facilities Agreement"), pursuant to which one or more governmental authorities ("Issuers") may issue one or more series of Tax-Exempt Bonds under one or more indentures ("Indenture"). The net proceeds from the sale of Tax-Exempt Bonds will be used to finance or refund existing tax-exempt securities issued to finance certain facilities including but not limited to sewage and/or solid waste disposal or pollution control facilities.

          The price to be paid to the Issuer(s) for each series of Tax-Exempt Bonds and the interest rate, maturity and other terms applicable thereto will be determined at the time of sale. No series of Tax-Exempt Bonds would be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed 13%, or if subsequent interest rates for adjustable interest rate Tax-Exempt Bonds would exceed 13%. The Tax-Exempt Bonds will mature not earlier than one year nor later than 50 years from the date of issuance. Each series may be subject to redemption and/or sinking fund provisions.

          EGS may arrange for one or more irrevocable letter(s) of credit from a bank, in favor of the trustee for one or more series of Tax-Exempt Bonds. EGS would enter into a letter of credit and reimbursement agreement ("Reimbursement Agreement") with the bank under which EGS would agree to reimburse the bank for amounts drawn under the letter of credit and to pay certain fees, including up-front fees.

          In addition, or as an alternative to a letter of credit, EGS may (1) provide an insurance policy for one or more series of Tax-Exempt Bonds, and/or (2) obtain authentication of one or more new series of its Bonds or MTNs ("Collateral Securities") to be issued under EGS' mortgage and delivered to the trustee or the bank to evidence and support EGS' obligations under the Facilities Agreement or the Reimbursement Agreement. The terms of the Collateral Securities will correspond to the terms of the related Tax-Exempt Bonds. The Collateral Securities would not be included in the aggregate principal amount, par value or stated amount specified for the Securities in the caption above, but would not exceed the aggregate principal amount of the Tax-Exempt Bonds to which they relate by more than 13%.

          In addition to any acquisitions, retirements or redemptions of its outstanding securities that may be effected by the Company pursuant to the exemptions set forth in Rule 42 under the Act or other rules or Orders of the Commission in effect from time to time, EGS proposes to use the proceeds from the sale of the Bonds, MTNs, Debentures, Preferred, Preference and/or Tax-Exempt Bonds, together with other available funds to acquire, through tender offers or otherwise, at any time, or from time to time, through December 31, 2005, in whole or in part, prior to their respective maturities, one or more series of outstanding tax-exempt bonds heretofore issued for the benefit of EGS.

          EGS states that it shall not use the proceeds from the sale of Bonds, MTNs, Debentures, Entity Interests, Preferred, Preference and/or Tax-Exempt Bonds to enter into refinancing transactions unless: (1) the estimated present value savings derived from the net difference between interest or dividend payments on a new issue of comparable securities and those securities refunded is, on an after-tax basis, greater than the present value of all repurchasing, redemption, tendering and issuing costs, assuming an appropriate discount rate, determined on the basis of the then estimated after-tax cost of capital of EGS; or (2) EGS shall have notified the Commission of the proposed refinancing transaction (including the terms thereof) and obtained appropriate authorization to consummate the transaction.

          For the Commission, by the Division of Investment
Management, pursuant to delegated authority.



                              Jonathan G. Katz
                              Secretary